April 5, 2019

Jonathan Mow
Chief Executive Officer
PhaseBio Pharmaceuticals, Inc.
11260 El Camino Real
Suite 100
San Diego, CA 92130

       Re: PhaseBio Pharmaceuticals, Inc.
           Draft Registration Statement on Form S-1
           Submitted March 29, 2019
           CIK No. 0001169245

Dear Mr. Mow:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sonia Bednarowski at 202-551-3666 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Healthcare & Insurance